# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cartesian Growth Corp II, CIK 0001889112
CUSIP: G19305112
Title of class of securities: Class A
Address of issuer's principal executive offices: 505 FIFTH AVENUE, 15TH FLOOR, New York, New York (NY), 10017
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-022594
Filed by CIK 0000826732

## Reporting persons
- Calamos Market Neutral Income Fund, a series of Calamos Investment Trust: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Cartesian Growth Corp II
Address of issuer's principal executive offices: 505 Fifth Ave 15th Floor New York, NY, 10017

## Item 2. Person Filing
Name of person filing: Calamos Market Neutral Income Fund, a series of Calamos Investment Trust
Address of principal business office or, if none, residence: 2020 Calamos Ct, Naperville, IL 60563
Citizenship: Massachusetts, U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Calamos Market Neutral Income Fund, a series of Calamos Investment Trust: /s/ Susan Schoenberger, Susan Schoenberger/Assistant Secretary (02/12/2025)